Exhibit 11
Pinnacle Entertainment, Inc.
Computation of Earnings Per Share

	For the three months ended March 31,
	Basic		Diluted (a)
	2010	2009	2010	2009
Average number of common shares outstanding	60,107	60,008	60,107	60,008
Average common shares due to assumed conversion of stock options	—	—	829	1,868

Total shares	60,107	60,008	60,936	61,876

Income (loss) from continuing operations, net	$(2,151)	$2,546	$(2,151)	$2,546
Income (loss) from discontinued operations, net	38,894	(1,615)	38,894	(1,615)

Net income	$36,743	$931	$36,743	$931

Per share data:
Income (loss) from continuing operations, net	$(0.04)	$0.04	$(0.04)	$0.04
Income (loss) from discontinued operations, net	0.65	(0.02)	0.64	(0.02)

Net income per share	$0.61	$0.02	$0.60	$0.02

(a)	When the computed diluted values are antidilutive, the basic per share values are presented on the face of the Consolidated Income Statements.